SUB-ITEM 77C


A special meeting of Credit Suisse New York Municipal Fund's shareholders was held on April 11, 2003 to elect the nominees listed below as trustees. The results of the votes tabulated at the special meeting are reported below.

Nominees			     For		 Withheld

Richard H. Francis		5,443,206.147 shares	150,160.423 shares

Jack W. Fritz			5,443,159.802 shares	150,206.768 shares

Joseph D. Gallagher		5,446,219.725 shares	147,146.845 shares

Jeffrey E. Garten		5,443,031.044 shares	150,335.526 shares

Peter F. Krogh			5,444,196.765 shares	149,169.805 shares

James S. Pasman, Jr.		5,441,698.908 shares	151,667.662 shares

Steven N. Rappaport		5,446,699.034 shares	146,667.536 shares

William W. Priest		5,443,375.939 shares	149,990.631 shares